

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2018

Daniel Dodson
Chief Executive Officer
CoConnect, Inc.
3651 Lindell Road, Suite D565
Las Vegas, Nevada 89103

   Re: CoConnect, Inc.
    Form 8-K filed on February 22, 2018
    File No. 000-26533

Dear Mr. Dodson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 22, 2018

Explanatory Note, page 3

1. Please revise here, and within the related part of your Form 8-K, to briefly explain in what sense the company's operations result in, ultimately, "brand advocacy."

Business, page 6

2. Please revise, as applicable, to identify any 10% customer. Please refer to Item 101 of Regulation S-K. We note your reference to "certain significant customers" at page 24 of your Management's Discussion and Analysis.

Government Regulation, page 11

3. Please revise here, or as appropriate in your Risk Factors section, to identify and discuss the key laws and regulations that are central to your business.

Shares eligible for future sale..., page 12

4.   Please discuss with specificity the affiliate volume limitations imposed upon former shell companies under Rule 144.

We intend to become subject to the periodic reporting requirements..., page 14

5.   Please update your risk factor to reflect that you are already a reporting company. Likewise, please revise to update the other sections of your risk factor as applicable, including to indicate that you are already subject to Section 404 of Sarbanes-Oxley.

Exhibit 99.1 - Financial Statements, page 34

6.   Refer to disclosure of Risk Factors on page 21. We note that your marketing campaigns include click-based revenues. Please expand your accounting policy for revenue recognition to discuss fraudulent clicks or actions on your websites and your policy for providing refunds to clients that have paid and that was later attributed to or suspected to be caused by fraud.

7.   We note that the business combination was consummated on February 14, 2018. Update the financial statements and other financial information in the filing to include the interim period ended December 31, 2017. Please refer to the guidance in Rule 8-08 of Regulation S-X.

Exhibit 99.2 Unaudited Pro Forma Combined Financial Statements, page 34

8.   Please revise to include pro forma adjustments for income taxes for the combined entity, since the registrant is a taxable corporation. See Instruction 7 of Article 11 of Regulation S-X for guidance.

9.   Please revise the narrative to state that the unaudited pro forma combined statements of operations give effect to the transactions as of October 1, 2016 (the beginning of the fiscal year presented).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-3415 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

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